

January 10, 2017

Thomas Surgent
Chief Compliance Officer
Highland Capital Management, L.P.
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re:** **RAIT Financial Trust**
> **Schedule 13D filed October 7, 2016 and Amendments filed on November 10, 2016 and December 5, 2016, by Highland Global Allocation Fund, et al.**
> **Correspondence dated December 22, 2016**
> **File No. 005-53667**

Dear Mr. Surgent:

We have reviewed the above-captioned filings and related correspondence. Based upon our review, we have the following comment.

1. We have reviewed the analysis provided in your response to our prior comment 4 in the letter dated December 22, 2016, are unable to agree with the legal conclusion. Section 13(d)(2) and corresponding Rule 13d-2(a) together require that the "facts previously set forth" in the Schedule 13D be promptly amended upon the occurrence of a material change. Attaching correspondence as an exhibit to Schedule 13D, even if referenced under Item 4 in an amended Schedule 13D, does not expressly revise the "facts previously set forth" under Item 4 to reflect a material change. While we recognize that the referenced letters introduce new disclosures, the amended Schedule 13D filings did not affirmatively indicate how the preexisting disclosure materially changed. At most, it appears as though Item 7, which regulates exhibits to the Schedule 13D, as distinguished from Item 4, which regulates disclosure of the transaction's purpose as well as plans or proposals, was amended to reflect a material change. While the Division of Corporation Finance staff will not undertake any further review of the Schedule 13D at this time, comment 4 remains outstanding.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions